FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

827711





FOSTER'S
GROUP

Inspiring Global Enjoyment

11 April 2005

Fosters Brewing

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W
Washington DC 20549
U.S.A


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
202
SECTION

SUPPL

Dear Sir/Madam,

Please find attached an announcement to the Australian Stock Exchange Limited dated 11 April 2005 in respect of documentation being forwarded to eligible shareholders with an unmarketable parcel of Foster's shares. For the avoidance of doubt, please be aware that the company has determined that shareholders with a registered address in the United States will not be eligible to receive this documentation.

Yours sincerely,

R.K. Dudfield.

Robert K Dudfield
Assistant Company Secretary
Foster's Group Limited

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

dlw 5/3

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

11 April 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Documentation being sent to eligible shareholders with an Unmarketable Parcel of Foster's Shares

Foster's Group Limited ("Foster's") announced in its half yearly results released on 8 February 2005 its intention to implement a share sale facility for shareholders with an "unmarketable parcel" of Foster's shares (securities with a value of less than $500).

Attached is the documentation that is now being sent to eligible shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

Shareholder
Shareholder address
Shareholder address
Shareholder address
Shareholder address


SEC MAIL PROCESSING
RECEIVED
APR 2 6 2005
WASH. D.C.
202
SECTION

6 April 2005

Sale of your Shareholding in Foster's Group Limited (Foster's)

This letter and the enclosed Terms and Conditions contain important information about your shares in Foster's and should be read with care. If you do not respond to this letter Foster's will be entitled to have your shares sold for you and the sale proceeds will be sent to you.

Dear Shareholder

I am writing to offer to all shareholders with a holding of Foster's Shares valued at less than $500 (called an unmarketable parcel) a sale facility (**Facility**).

Due to the higher brokerage costs that you face in selling this number of shares and the expense to Foster's of maintaining small shareholdings (including the printing and mailing costs of distributing Annual Reports and Notices of Meeting together with share registry costs), Foster's would like to take this opportunity to encourage you to sell your existing holding through the Facility.

Our records indicate that you are the holder of an unmarketable parcel of shares (based on your shareholding at 7pm on 5 April 2005 and the Australian Stock Exchange (**ASX**) closing price of $5.28 on 5 April 2005).

If you wish to sell your shares under the Facility, you need take no action

If you do **not** sign and return the enclosed Share Retention Form or increase your shareholding to a marketable parcel (more than $500) by 10 June 2005 (**Closing Date**), Foster's will sell the number of shares set out in the enclosed form. The sale of your shareholding will be conducted on the ASX. The sale proceeds will be sent to you within 10 business days after the settlement of the last sale under the Facility.

Foster's will pay all brokerage and handling fees related to sales under the Facility. However, you will bear any other taxes or charges on the transaction.

If the relevant shares are in a CHESS holding and remain in a CHESS holding on 10 June 2005, you should note that, unless you sign and return the Share Retention Form Foster's will without further notice to you, sell the relevant shares whilst they remain in your CHESS holding.

If you wish to retain your shares you must either:

- **complete and return the enclosed Share Retention Form** to the registry by no later than 5pm on 10 June 2005. If you do not complete and return the Share Retention Form, your shares will be sold; or
- **purchase additional Foster's shares so that your shareholding becomes a marketable parcel.** If you wish to increase your shareholding to a marketable parcel, you should contact your broker. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares and must be registered by 5pm on 10 June 2005. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

The price of Foster's shares

In the period 30 March 2005 to 5 April 2005, Foster's shares have traded on the Australian Stock Exchange in the range of A$5.13 to A$5.30, with the closing price on 5 April 2005 being A$5.28. The price of Foster's shares is subject to change from time to time, and pricing information is available from a number of sources including daily newspapers or the ASX website (www.asx.com.au) under the ASX code "FGL".

You should be aware that the price for Foster's shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and the amount you receive will be an average price per share based on the price obtained for all the shares sold under the Facility. Please refer to the enclosed Terms and Conditions for information on how the sale price will be determined.

Important information

Foster's, Computershare Investor Services and E-Trade do not make any recommendation to you regarding whether to participate in the Facility. You may of course wish to elect to maintain your existing shareholding, in which case you should complete and return the Share Retention Form. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using a broker as no brokerage and handling fees are payable. **If you are in any doubt, or if you require further information regarding possible taxation implications from participating in the Facility, please consult your legal, financial or taxation adviser.**

If you have any queries concerning the contents of this letter, please refer to the answers to "Frequently Asked Questions" under the Shareholder Services section on the Foster's website (www.fostersgroup.com) or contact our registry, Computershare Investor Services Pty Ltd, by telephone on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia) or facsimile +61 3 9473 2529.

Yours faithfully



Frank Swan
Chairman

FOSTER'S GROUP

Inspiring Global Enjoyment

Foster's Group Limited
ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4022
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

A



SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)



X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3 **Where a choice is required, mark the box with an 'X'** X

Share Retention Form

If you wish to retain your securityholding in the Company, you must complete this form and return it to Computershare Investor Services Pty Limited, no later than 5:00pm AEST on 10 June 2005 otherwise your shares will be sold.

Important: If you wish to sell your shares, you do not need to complete this form

B

The number of shares that you held at 5 April 2005. XXXXXXXXX

C

Retention of Shares

☐ I/we refer to the notice from the Company dated 6 April 2005 and record my/our wish to retain my/our shares.

D

Contact Details

Provide your telephone number and a contact name in case we need to contact you.

Area Code **Daytime Phone Number**

Contact Name

E

Sign Here - This section must be signed for your instructions to be executed.

All securityholders must sign (please see instructions on the reverse side of this form).

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

See back of form for completion guidelines

F G L S R F

How to complete this form

Securityholders who wish to retain their Shares must lodge a Share Retention Form

A **Registration Name(s)**

Your name and address as it appears on the register of Foster's Group Limited.

B **Number of Shares as at Record Date**

This is the total number of Shares you held at the Record Date.

C **Retention of Shares**

If you would like to retain your shares, please mark this box and return this Form to Computershare Investor Services Pty Limited.

D **Contact Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

Consolidation of shareholdings

If you have more than one holding on Foster's register, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited on 1300 134 708 (within Australia) or 61 3 9415 4022 (outside Australia).

Lodgement of Retention Form

Share Retention Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5:00pm AEST on 10 June 2005.
Return the Share Retention Form to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact Computershare Investor Services Pty Limited on telephone 1300 134 708.
This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 134 708 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

1. Foster's is authorised under its constitution to operate the Facility. This document, in conjunction with the letter and Share Retention Form satisfies the notice requirements set out in the constitution.
2. If you wish to **sell** your shares under the Facility you do not need to take any action or respond to this correspondence.
3. If you wish to **retain** your shares you must do one of the following:
   - complete and return the enclosed Share Retention Form before 5pm on 10 June 2005; or
   - purchase additional Foster's shares so that your shareholding becomes a marketable parcel. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares (in particular, under the same name and address as shown on the Share Retention Form) and must be registered by 5pm on 10 June 2005. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

   If neither of the above events occur Foster's will be entitled to have your shares sold for you.
4. **You cannot sell part of your shareholding** in the Facility. If you wish to sell only some of your shares and not take part in the Facility, you should call your broker and you will be subject to brokerage fees that will **not** be met by Foster's.
5. E-Trade (**Broker**) will act as execution-only broker to effect any sales under the Facility.
6. The sale of shares is expected to take place as soon as practicable after 10 June 2005.
7. The price that you receive for each of your Foster's shares sold through the Facility (**Sale Price**) will be the volume weighted average price of all Foster's shares sold under the Facility. If you use the Facility, you cannot specify the price at which your shares will be sold. The Sale Price will be calculated by the Broker and may not be challenged in absence of manifest error.
8. You should note that the Sale Price will depend on a number of factors (including prevailing market conditions). The Sale Price may be different to the price for Foster's shares appearing in the newspaper or quoted on the ASX on any day and may not be the best price obtainable on the day on which your Foster's shares are sold. For example, if a large number of Foster's shares are sold under the Facility at the same time as the sale of your shareholding the sale proceeds you receive may be adversely affected. However, the Broker will use its best endeavours to obtain the best possible price for the shares at the time of sale.
9. Computershare will send you a transaction confirmation statement notifying you of the number of your shares sold through the Facility, the price at which the shares were sold and the total sale proceeds you have received.
10. Sale proceeds will be sent to you within 10 business days after the settlement of the last sale under the Facility.
11. Sale proceeds will be paid to you in Australian dollars by cheque which will be mailed to the address set out on the accompanying letter.
12. In accordance with Foster's constitution, the Facility will become unavailable following the announcement of a takeover bid for Foster's, however the Facility may be recommenced after the close of the offers made under any takeover.